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                                                                       EXHIBIT 8


                    [LETTERHEAD OF MCDONNELL DYER, P.L.C.]

                              [FORM OF OPINION]

                               July __, 1995





Jackson W. Moore, President
Union Planters Corporation
7130 Goodlett Farms Parkway
Memphis, Tennessee  38018

Frankie L. Pratt, Chairman
Planters Bank & Trust Company
321 North Rosser Street
Forrest City, Arkansas 72335-1539

Re: Agreement and Plan of Reorganization dated as of February 10, 1995 between Union Planters Corporation ("UPC"), First Southern Bank ("FSB") and Planters Bank & Trust Company ("PBTC").

Dear Gentlemen:

         This Response to your request for information ("Response") is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord (the "Accord") of the ABA Section of Business Law (1991). As a consequence, it is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord, and this Response should be read in conjunction therewith. Capitalized terms not defined herein shall be defined as in the Accord. Capitalized terms used in this opinion which are not defined in the Accord or in this opinion shall have the same meaning ascribed to such terms in the Agreement and Plan of Reorganization dated as of February 10, 1995.

         The following opinion is based upon the existing provisions of the Internal Revenue Code ("Code") and regulations thereunder (both final and proposed) and upon current Internal Revenue Service ("Service") published rulings and existing court decisions, any of which could be changed at any time. Any such changes may be retroactive and could significantly modify the statements and opinions expressed herein. Similarly, any change

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in the facts and assumptions stated below, upon which this opinion is based, could modify the conclusion.

         We understand that PBTC will be merged with and into FSB and that FSB will be the survivor of the merger. We assume that the Merger will be accomplished in accordance with the Agreement and Plan of Reorganization. No changes to the structure pursuant to Section 2.5 of the Agreement have been made by UPC. Pursuant to the Agreement, the stockholders of PBTC would receive a "Base Consideration" of 14.21630 shares of Union Planters Corporation Common Stock in exchange for each share of PBTC Common Stock held by them of record immediately before the Effective Time of the Merger. The PBTC stockholders would also be entitled to receive "Additional Consideration" in the aggregate amount of $40,000 per month through the Closing Date for each month following April 1995. At the election of UPC, the form of the Additional Consideration would be either a cash payment or additional shares of UPC Common Stock, based upon a value of $23.33 per share for purposes of the calculation.

         The following further assumptions have been made in connection with the Merger:

         A. The fair market value of the UPC Common Stock and other consideration received by each stockholder of PBTC will be approximately equal to the fair market value of the PBTC Common Stock surrendered in the exchange.

         B. There is no plan or intention by the stockholders of PBTC who own five percent (5%) or more of the PBTC Common Stock, and to the best of the knowledge of the management of PBTC, there is no plan or intention on the part of the remaining stockholders of PBTC to sell, exchange or otherwise dispose of a number of shares of UPC Common Stock received in the transaction that would reduce the PBTC stockholders' ownership of UPC Common Stock to a number of shares having a value, as of the date of the transaction, of less than fifty percent (50%) of the value of all of the formerly outstanding stock of PBTC as of the same date. For purposes of this assumption, shares of PBTC Common Stock exchanged for cash or other property or surrendered by dissenters or exchanged for cash in lieu of fractional shares of UPC Common Stock will be treated as outstanding PBTC Common Stock on the date of the transaction. Moreover, shares of PBTC Common Stock and shares of UPC Common Stock held by PBTC stockholders and otherwise sold, redeemed, or disposed of prior or subsequent to the transaction will be considered in making this assumption.

         C. FSB will acquire at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by PBTC immediately prior to the transaction. For purposes of this assumption, amounts paid by PBTC to dissenters, amounts paid by PBTC to stockholders who receive cash or other property, PBTC assets used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by PBTC immediately preceding the transfer, will be included as assets of PBTC held immediately prior to the transaction.



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         D.  Prior to the transaction, UPC will be in control of FSB within the meaning of Section 368(c) of the Code.

         E. Following the transaction, FSB will not issue additional shares of its stock that would result in UPC losing control of FSB within the meaning of Section 368(c) of the Code.

         F. UPC has no plan or intention to redeem or otherwise reacquire any of its stock to be issued in the proposed transaction.

         G. UPC has no plan or intention to liquidate FSB; to merge FSB with and into another corporation; to sell or otherwise dispose of the stock of FSB; or to cause FSB to sell or otherwise dispose of any of the assets of PBTC to be acquired in the proposed transaction, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code.

         H. The liabilities of PBTC to be assumed by FSB and the liabilities to which the transferred assets of PBTC are subject were incurred by PBTC in the ordinary course of its business and are associated with the assets to be transferred.

         I. Following the transaction, FSB will continue the historic business of PBTC or use a significant portion of PBTC's business assets in a business.

         J. UPC, PBTC, FSB and the stockholders of PBTC will pay their respective expenses, if any, incurred in connection with the proposed transaction.

         K. There is no intercorporate indebtedness existing between UPC and PBTC or between FSB and PBTC that was issued, acquired, or will be settled at a discount.

         L. No two parties to the transaction are investment companies as defined in Sections 368(a)(2)(F)(iii) and (iv) of the Code.

         M. PBTC is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

         N. The fair market value of the PBTC assets to be transferred to FSB will equal or exceed the sum of PBTC's liabilities to be assumed by FSB plus the liabilities, if any, to which the transferred assets are subject.

         O. No stock of FSB will be issued to any of the stockholders of PBTC in the merger transaction.

         P. There is no larger integrated transaction of which the proposed transaction constitutes only one step.

         Q. The expenses of the proposed transaction and the amount to be paid to dissenters, if any, will not exceed ten percent (10%) of the fair market value of the net assets of PBTC.


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         R.  There were no redemptions of PBTC Common Stock within the past three years.

         S. FSB has no plan or intention of disposing of the assets of PBTC to be received by it in the proposed transaction, other than in the ordinary course of business.

         T. No dividends or distributions, other than regular normal dividends, have been or will be made with respect to any stock of PBTC immediately prior to the proposed transaction.

         U. None of the compensation received by any stockholder-employees of PBTC will be separate consideration for, or allocable to, any of their shares of PBTC Common Stock; none of the shares of UPC Common Stock received by any stockholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any stockholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

         Based solely on the information submitted and the representations and assumptions set forth above, we are of the opinion that:

         1. Provided the merger of PBTC with and into FSB qualifies as a statutory merger under the applicable state laws, the acquisition by FSB of substantially all of the assets of PBTC in exchange for the common stock of UPC and the assumption by FSB of all of the liabilities of PBTC plus liabilities to which the assets of PBTC may be subject, will qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code. UPC, FSB, and PBTC will each be "a party to a reorganization" within the meaning of
         Section 368(b).

         2. No gain or loss will be recognized to PBTC on the transfer of substantially all of its assets to FSB in exchange for stock of UPC and the assumption by FSB of all of the liabilities of PBTC plus the liabilities to which the assets of PBTC may be subject. Sections 361(a) and 357(a)(1).

         3. No gain or loss will be recognized to the stockholders of PBTC upon the exchange of their PBTC common stock solely for voting common stock of UPC. Section 354(a)(1).

         4. The basis of the shares of UPC Common Stock to be received by the stockholders of PBTC will be the same as the basis of the shares of PBTC Common Stock surrendered in exchange therefor. Section 358(a)(1).

         5. The holding period of the shares of UPC Common Stock to be received by the stockholders of PBTC will include the period during which the PBTC Common Stock, surrendered in exchange therefor, was held by the stockholders of PBTC, provided the PBTC Common Stock was held as a capital asset in the hands of the stockholders of PBTC at the time of the exchange. Section 1223(1).


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         6.  No gain or loss will be recognized to either UPC or FSB upon the receipt by FSB of substantially all of the assets of PBTC in exchange for UPC Common Stock and the assumption by FSB of the liabilities of PBTC. Rev. Rul. 57-278, 1957-1 C.B. 124.

         7. The basis of the assets of PBTC received by FSB will be the same as the basis of such assets in the hands of PBTC immediately prior to the exchange. Section 362(b).

         8. The holding period of the assets of PBTC in the hands of FSB will, in each instance, include the period during which such assets were held by PBTC. Section 1223(2).

         9. Where a dissenting stockholder receives solely cash in exchange for his or her PBTC Common Stock, such cash will be treated as having been received as a distribution in redemption of his or her PBTC Common Stock, subject to the provisions of section 302 of the Code. Rev. Rul. 74-502, 1974-2 C.B. 116 and Rev. Rul. 74-515, 1974-2 C.B.
         118.

         10. The payment of cash to a PBTC stockholder in lieu of fractional share interest in UPC Common Stock will be treated as if the fractional share were distributed as part of the exchange and then were redeemed by UPC. These cash payments will be treated as having been received as distributions in full payment in exchange for the voting common stock redeemed as provided in section 302(a) of the Code. Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2
         C.B. 574.



         We, of course, opine only as to the matters we expressly set forth, and no opinions should be inferred as to any other matter or as to the tax treatment of issues or transactions that we do not specifically address. Without limiting the foregoing, we express no opinion with respect to the characterization or tax effect to UPC, FSB, PBTC or the PBTC stockholders of payments of Additional Consideration to PBTC stockholders.

         This opinion represents our best judgment as to the probable outcome of the tax issues discussed and is not binding on the Internal Revenue Service. We can give no assurance that the Service will not challenge our conclusions and prevail in the courts in such a manner as to cause adverse tax consequences to UPC, FSB, PBTC or PBTC stockholders.

         The opinions and views we express are based upon our best interpretations of existing law; we can give no assurance that our interpretations would be followed if the issues became the subject of judicial or administrative proceedings. Realization of certain of the tax benefits described is subject to the significant risk that the Internal Revenue Service may challenge the tax treatment and that a court may sustain that challenge. Because taxpayers bear the burden of proof required to support claimed deductions and credits, the opinions expressed as to the likelihood of realization of various tax benefits



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assume that UPC or PBTC will undertake the effort and expense to present fully the case in support of any matter the Service challenges.

         This opinion is addressed to and is for the benefit solely of UPC, FSB, PBTC and PBTC stockholders. No other person or persons shall be furnished a copy of this opinion or shall be entitled to rely on the contents herein without our express written consent.

         The opinions expressed in this letter are based on the facts as stated and the documents, representations, assumptions, and statements to which reference is made herein as well as other investigations of facts as we have deemed necessary and appropriate. Any inaccuracy in any such fact, representation, assumption or statement, any amendment to such documents, or any material adverse change in the affairs of UPC, PBTC or affiliates of either corporation, may have the effect of changing all or a part of this opinion.

         We hereby consent to the reference to our firm in the Prospectus under the caption "Certain Federal Income Tax Consequences" and further consent to the filing of a copy of this opinion as an exhibit to the Registration Statement.


                                        Very truly yours,

                                        MCDONNELL DYER, P.L.C.



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